SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Array BioPharma Inc.

(Name of Subject Company)

Array BioPharma Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04269X105

(CUSIP Number of Class of Securities)

Ron Squarer

Chief Executive Officer

3200 Walnut Street

Boulder, Colorado 80301

(303) 381-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts, 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Array BioPharma Inc. (“Array”) with the Securities and Exchange Commission (the “SEC”) on June 28, 2019, relating to the tender offer by Arlington Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), other than Excluded Shares and Converted Shares (each as defined in the Merger Agreement, dated as of June 14, 2019, among Array, Pfizer and Purchaser) of Array for a purchase price of $48.00 per Share in cash, net to the seller without interest thereon and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Pfizer and Purchaser with the SEC on June 28, 2019, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by Pfizer and Purchaser with the SEC on June 28, 2019, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is added following the first paragraph under the heading entitled “Item 8. Additional Information—Regulatory Approvals—Antitrust in the United States” on page 43 of the Schedule 14D-9:

On July 11, 2019, each of Pfizer and Array filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. As a result, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on July 26, 2019, unless earlier terminated by the FTC and the Antitrust Division, Pfizer elects to withdraw and re-submit its Notification and Report Form, or the FTC or the Antitrust Division issues a request for additional information and documentary material prior to that time.

The following sentences replace the second and third sentences of the first paragraph in “Item 8. Additional Information—Regulatory Approvals—Foreign Regulatory Filings in Germany and Austria”:

Pfizer filed a notification with the FCO on June 30, 2019 with respect to the Offer. The one (1)-month review period is scheduled to expire at 11:59 P.M., Central European Time, on July 30, 2019, unless (i) the FCO issues a clearance decision prior to the expiration of the review period or (ii) the FCO notifies Pfizer within the review period after the date of filing of the initiation of an in-depth investigation.

The following sentences replace the third sentence of the second paragraph in “Item 8. Additional Information—Regulatory Approvals—Foreign Regulatory Filings in Germany and Austria”:

Pfizer filed a notification with the FCA on July 1, 2019 with respect to the Offer. The four (4)-week review period is scheduled to expire at 11:59 P.M., Central European Time, on July 29, 2019, unless (i) the FCA issues a waiver prior to the expiration of the review period or (ii) a motion is filed with the Austrian Cartel Court to review the transactions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2019	Array BioPharma Inc.

	By:	/s/ Ron Squarer
	Name:	Ron Squarer
	Title:	Chief Executive Officer